FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of October 2002

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2002   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                          Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99.1	Press Release on October 30, 2002
	Kerzner Announces Third Quarter Results
	Paradise Island Revenues Increase 14%
	Paradise Island EBITDA Increases 69%

Exhibit 99.1



FROM: Kerzner International Limited
              The Bahamas
              Contact: John Allison
              Tel: +1.242.363.6016

<u>**FOR IMMEDIATE RELEASE**</u>

KERZNER ANNOUNCES THIRD QUARTER RESULTS

- PARADISE ISLAND REVENUES INCREASE 13% -

- PARADISE ISLAND EBITDA INCREASES 69% -

PARADISE ISLAND, The Bahamas, October 30, 2002 – Kerzner International Limited (NYSE: KZL) today reported net income for the quarter, excluding non-recurring items and operating results from Kerzner Interactive, the Company's internet gaming venture, of $2.2 million as compared to a net loss of $7.5 million for the same period last year. On this basis, net income per share for the quarter was $0.08 as compared to a net loss per share of $0.28 in the same period last year. These third quarter results excluded a net loss of $1.8 million from Kerzner Interactive and an extraordinary loss of $0.9 million related to the early extinguishment of debt. Non-recurring items in 2001 included pre-opening expenses related to the launch of Kerzner Interactive, net gain on sale of real estate at the Company's Paradise Island operations and restructuring and refinancing costs.

The Company reported EBITDA for the quarter, excluding non-recurring items and Kerzner Interactive, of $25.9 million, a 44% increase over the September 11-affected results in the same period last year. In the quarter, EBITDA was marginally higher than the same period in 2000, when the Company reported EBITDA of $25.3 million adjusted to exclude Resorts Atlantic City. Butch Kerzner, President of the Company commented, "Atlantis continues to produce strong results despite a general downturn in the travel market. Our Paradise Island operations achieved record third quarter revenues and EBITDA as it continues to benefit from strong brand recognition and the broadening of its source markets."

In the quarter, the Company received a $4.5 million option payment from Station Casinos, Inc. ("Station"), arising from the previously announced agreement to restructure the potential sale of 50% of Kerzner Interactive to Station.

The Company recorded a net loss, including non-recurring items and Kerzner Interactive, in the quarter of $0.4 million, compared to a net loss of $11.7 million for the same period last year. On this basis, the Company reported a net loss per share for the quarter of $0.02 compared to a net loss per share of $0.44 for the same period last year.

Paradise Island

The Company's Paradise Island operations achieved gross revenues and EBITDA of $112.5 million and $24.2 million in the third quarter, representing increases of 13% and 69%, respectively, over the same period last year. Gross revenues and EBITDA for the period were the highest ever achieved by the Paradise Island business for a third quarter, exceeding the previous record results of $104.3 million and $23.2 million, respectively, recorded in the third quarter of 2000. The comparable period in 2001 was affected by the results of September 11, although business had been very strong in July and August of that year.

Atlantis' revenue per available room ("RevPar") for the quarter was approximately $175, a 5% increase over the same period last year. For the quarter, Atlantis achieved an average occupancy of 82% at a $214 average daily room rate ("ADR"). These results compare to an average occupancy of 74% and ADR of $224 in 2001, and an average occupancy of 84% and ADR of $211 in 2000.

The Atlantis casino reported record table drop volumes for the third quarter predominantly due to the timing of the Michael Jordan Celebrity Invitational, which was held in mid September and was broadcast by NBC. Table drop in the quarter increased by 18% over the same period last year and 3% versus 2000. Slot volumes increased by 11% in the quarter compared to the same period last year and were 6% higher than in the third quarter of 2000.

The Company's luxury resort hotel on Paradise Island, the Ocean Club, performed very well and we believe it continues to outperform other luxury resorts in its category. RevPar in the quarter was approximately $350, an increase of 28% over the same period last year, with an average occupancy of 65% and an ADR of $539.

Harborside at Atlantis ("Harborside"), the Company's 50% owned timeshare joint venture on Paradise Island, was closed at the end of August 2002 in order to repair major damage resulting from adverse weather primarily due to Hurricane Michelle. Since the temporary closure, Harborside's guests have been moved to Atlantis. Harborside is presently in discussion with its insurers regarding a potential insurance claim. Harborside is expected to re-open by the end of 2002.

Connecticut

Mohegan Sun reported slot revenues for the quarter of $199.8 million, an increase of 24% compared to the same period last year. This increase is primarily attributable to the opening of the Casino of the Sky in September 2001, which added approximately 2,500 slot machines, and the opening of the Mohegan Sun Hotel in July 2002. Slot win per unit per day was $350 for the quarter, a 23% decline compared to the same period last year, which was primarily due to the increase in the weighted average number of slots to 6,201 from 3,835 in the same period last year.

In the quarter, Mohegan Sun continued to increase its market share. While the Connecticut slots market grew by 9% over the same period last year, the property increased its share of the slots market to 49% in the quarter from 42% in the same period last year.

Trading Cove Associates ("TCA"), an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of gross operating revenues of the expanded Mohegan Sun operation.

The Company recorded income from TCA of $8.5 million in the quarter, compared to $7.1 million in the same period last year. The current quarter's income included $2.3 million in development fees earned as a result of the Mohegan Sun expansion.

Luxury Resort Operations

In September 2002, the Company completed its acquisition of a 50% interest in the 115-room Palmilla Resort, located near Cabo San Lucas in Baja, Mexico, for approximately $39 million and also entered into long-term management and development agreements.

In the quarter, the Company earned management fees of $0.9 million from its luxury resort operations, slightly below the fees earned in the same period last year. The decrease in management fees was due primarily to the temporary closure of Le Touessrok, in Mauritius, which is closed for refurbishment and is expected to open by December 2002.

Liquidity

At the end of the quarter, the Company held $25.1 million in cash and cash equivalents, including $4.7 million in restricted cash. Total interest-bearing debt at the end of the quarter was $506.7 million, which is comprised primarily of $23.0 million drawn under the Company's Revolving Credit Facility and $483.3 million of senior subordinated notes.

The Company repurchased $7.4 million of its 8-5/8% Senior Subordinated Notes through transactions in the open market during the third quarter. Also, as previously announced in July 2002, the Company acquired $15.0 million of London Clubs International plc 7.74% Senior Notes due 2004 for approximately $13.2 million.

About the Company

Kerzner International Limited is a leading developer and operator of premier casinos, resorts and luxury hotels. The Company's flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The Company also developed and receives certain revenues from Mohegan Sun in Uncasville, Connecticut. Following the completion of a $1 billion expansion, the Native American-themed Mohegan Sun has become one of the premier casino resort destinations in the United States. In the luxury resort hotel business, the Company operates nine luxury resorts in The Bahamas, Mauritius, Dubai, the Maldives and Mexico, and has entered into a management and development agreement for a tenth property in the Maldives. For more information concerning the Company and its operating subsidiaries visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties, which are described in the Company's public filings with the Securities Exchange Commission.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Kerzner International Limited at +1.242.363.6016.

(Consolidated Statements of Operations, Summary Segment and Hotel Operations Data are attached.)

Kerzner International Limited
Consolidated Statements of Operations
(In Thousands of Dollars Except Per Share Data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
Revenues:				
Casino and resort revenues	$ 112,736	$ 99,453	$ 390,060	$ 387,399
Less: promotional allowances	(4,602)	(4,146)	(17,146)	(18,610)
	108,134	95,307	372,914	368,789
Tour operations	10,276	7,735	30,376	28,446
Management and other fees	9,768	8,460	29,884	26,783
Real estate related	-	2,014	-	9,771
Insurance recovery	-	-	1,100	-
Other	1,127	1,096	3,315	2,860
	129,305	114,612	437,589	436,649
Expenses:				
Casino and resort expenses	65,664	61,886	201,871	202,465
Tour operations	9,050	7,019	26,584	25,060
Selling, general and administrative	21,686	20,166	65,504	62,794
Real estate related	-	554	-	2,865
Corporate expenses	8,791	5,498	24,643	17,711
Depreciation and amortization	14,001	13,937	41,040	38,053
Restructuring costs	-	1,200	-	1,200
Pre-opening expenses	-	781	-	5,136
	119,192	111,041	359,642	355,284
Operating income	10,113	3,571	77,947	81,365
Other income and expenses:				
Interest income	1,095	1,875	2,538	6,145
Interest expense, net of capitalization	(9,313)	(11,195)	(30,227)	(38,031)
Non-recurring interest expense	-	(3,355)	-	(3,355)
Equity in earnings (losses) of associated companies, net	(941)	(638)	887	2,166
Gain on settlement of territorial dispute	-	-	5,069	-
Other, net	(122)	(390)	(204)	(450)
Income before income taxes and extraordinary item	832	(10,132)	56,010	47,840
Income tax provision	(393)	(1,612)	(1,183)	(4,566)
Income before extraordinary item	439	(11,744)	54,827	43,274
Extraordinary loss on early extinguishment of debt, net of income tax effect	(876)	-	(15,882)	-
Net income	$ (437)	$ (11,744)	$ 38,945	$ 43,274
Diluted net income per share:				
Income before extraordinary item	$ 0.01	$ (0.44)	$ 1.92	$ 1.55
Extraordinary loss on early extinguishment of debt	$ (0.03)	$ -	$ (0.56)	$ -
Net income per share	$ (0.02)	$ (0.44)	$ 1.36	$ 1.55
Weighted average number of shares outstanding - diluted	28,722	26,765	28,538	27,836

Kerzner International Limited
Summary Segment Data
(In Millions)
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2002	2001	2002	2001
EBITDA: [1]				
Paradise Island	$24.2	$14.3	$117.1	$107.6
Mohegan Sun	8.5	7.1	24.3	20.3
Luxury resorts	0.9	1.0	4.3	5.3
Corporate and other	(7.7)	(4.4)	(21.2)	(14.4)
	$25.9	$18.0	$124.5	$118.8
Paradise Island:				
Gross revenues: [2]				
Casino	26.8	23.0	92.6	96.8
Rooms	40.5	37.3	147.5	147.9
Food and beverage	30.4	27.0	102.7	99.7
Other	14.8	12.2	46.7	43.0
	$112.5	$99.5	$389.5	$387.4
Promotional allowances	(4.6)	(4.2)	(17.1)	(18.6)
Net revenues	$107.9	$95.3	$372.4	$368.8
EBITDA margin	22.4%	15.0%	31.4%	29.2%
Online gaming:				
Net loss from operations [3]	$(1.8)	$0.0	$(5.7)	$0.0

(1) EBITDA is defined as operating income before depreciation, amortization, pre-opening expenses, land sales from Ocean Club Estates, restructuring costs and online gaming operations. Management considers EBITDA to be one measure of the cash flows from operations from the company before debt service that provides a relevant basis for comparison, and EBITDA is presented to assist investors in analyzing the performance of the Company. This information should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States, nor should it be considered as an indicator of the overall financial performance of the Company. The Company's calculation of EBITDA may be different from the calculation used by other companies and, therefore, comparability may be limited.

(2) Excludes revenue from the Company's wholly owned tour operator and includes the results of the Ocean Club.

(3) Net loss from operations excludes pre-opening expenses of $0.8 million and $3.6 million during the three and nine month periods of 2001, respectively.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,	
	2002	2001	2002	2001
Atlantis:				
Occupancy	82%	74%	84%	84%
ADR	$214	$224	$253	$258
RevPar	$175	$166	$213	$217
Ocean Club:				
Occupancy	65%	57%	67%	68%
ADR	$539	$480	$719	$627
RevPar	$350	$274	$482	$426